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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69197

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: China Renaissance Securities (US) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Rockefeller Plaza, Suite 1900
(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan D. Hong 212-554-2958
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200	Morristown	NJ	07960-6497
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Jonathan Hong, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of China Renaissance Securities (US) Inc., as of December 31, 2015, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



CEO


ERIKA HERNANDEZ
Notary Public - State of New York
NO. 01HE6287212
Qualified in Bronx County
My Commission Expires Aug 5, 2017



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of China Renaissance Holdings Limited)

Index
December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Shareholder of
China Renaissance Securities (US) Inc.:

We have audited the accompanying statement of financial condition of China Renaissance Securities (US) Inc. (the "Company"), as of December 31, 2015. This financial statement is the responsibility of China Renaissance Securities (US) Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of China Renaissance Securities (US) Inc. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 25, 2016

CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of China Renaissance Holdings Limited)

Statement of Financial Condition
As of December 31, 2015

ASSETS		
Cash	$	5,148,657
Certificates of deposit, at fair value		7,039,998
Receivable from clearing broker, including clearing deposit of $250,000		504,648
Receivable from affiliate		7,382
Fixed assets, net		96,135
Security deposit		99,869
Other assets		42,260
Total assets	$	12,938,949
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payable to affiliate	$	80,569
Income taxes payable		654,727
Accrued expenses and other liabilities		848,850
Total liabilities		1,584,146
Stockholder's equity		
Common stock, $1.00 par value; 1,000,000 shares authorized, issued, and outstanding		1,000,000
Paid-in capital		10,000,000
Accumulated income / (deficit)		354,803
Total stockholder's equity		11,354,803
Total liabilities and stockholder's equity	$	12,938,949

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND BUSINESS DESCRIPTION

Organization

China Renaissance Securities (US) Inc. (the "Company") was formed as a corporation in the State of New York on August 23, 2012 as a wholly owned subsidiary of China Renaissance Holdings Limited (the "Parent"). Effective July 24, 2013, the Company commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Business Description

The Company was formed to provide third-party research to institutional customers in the U.S. on companies based in China and Hong Kong. In addition, The Company acts as an introducing broker via a fully disclosed clearing agreement with Industrial and Commercial Bank of China Financial Services LLC ("ICBC") to provide execution, clearing and settlement services to its customers; and acts as an underwriter or selling group participant for dual United States and China equity offerings. In December 2015 the Company received approval to produce and distribute research. The Company does not solicit investments or handle customer funds and/or securities.

2. ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

Income Taxes

The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Net deferred tax assets are recognized to the extent the Company believes these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence are considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If it is determined the Company would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

2. ACCOUNTING POLICIES (continued)

Income Taxes (continued)

Uncertain tax positions are recorded in accordance with Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority.

Cash

All cash is on deposit in non-interest bearing accounts with major financial institutions.

Deposits with Clearing Organizations

All funds are held by Industrial and Commercial Bank of China Financial Services LLC, the Company's fully disclosed clearing agent.

Advisory Fees

The Company eams fees by acting as a chaperone between issuers of private placements and US investors. The fee is calculated as a percentage of the investor's total participation and recorded when the US investor executes a share purchase agreement with the issuer.

Commissions

The Company earns commissions from its customers for trades executed, cleared and settled by ICBC acting as the Company's fully disclosed clearing agent. Commissions generated from customer trading activity is recorded on the trade date basis.

Research Service Fees

The Company engages in the distribution of third-party research to institutional clients. Service fee revenues are recorded when earned and realizable. This will occur when there is evidence of an arrangement, the research has been provided, the fee is fixed or determinable and collectability is reasonably assured. Typically the revenue recognition criteria are not met until the client has notified the Company of payment for research provided.

Fixed Assets

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the underlying assets using the straight-line method of depreciation. The recovery periods for furniture and equipment are five years and three years, respectively.

Fair Value of Financial Assets and Liabilities

The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, deposits with clearing organizations, accounts receivable, payable to affiliate, other assets, and accrued expenses and other liabilities.

At times, cash may exceed the current insured amount under the Federal Deposit Insurance Corporation ("FDIC") and the Securities Investor Protection Corporation. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

2. ACCOUNTING POLICIES (continued)

Fair Value of Financial Assets and Liabilities (continued)
In determining fair value, the Company considers a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices in active markets, valuation of these products does not entail a significant degree of judgment.

- Level 2 – Level 2 inputs are inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in markets that are not active, and inputs that are derived principally from observable market data.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company's portfolio of Certificates of deposit is based upon third party pricing sources, and is consequently a Level 2 valuation. The prices supplied by third party pricing sources are reviewed by the Company's management to ensure they are consistent with other comparable instruments and prices calculated from observable market interest rates.

Accrued Expenses and Other Liabilities
The Company has accrued expenses and other liabilities that represent payments due for outside services and other various liabilities.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's assets measured at fair value on a recurring basis consist of FDIC-insured Certificates of deposit maintained in a portfolio with UBS Financial Services Inc. The Company values these instruments using unadjusted vendor prices. These prices are reviewed by Management and compared to quoted market prices for similar securities, and to modeled prices derived from observable market interest rates. These assets are classified as Level 2 of the hierarchy. The Company's assets measured at fair value on a recurring basis in the Statement of Financial Condition consist of the following:

3. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Assets	Level 1	Level 2	Level 3	Balance as of December 31, 2015
Certificates of deposit				
Maturing January 15, 2016 to December 12, 2016	$ -	$ 7,039,998	$ -	$ 7,039,998

The fair value of all other financial assets and liabilities reflected in the Statement of Financial Condition (consisting primarily of Cash, Deposits with Clearing Organizations, Accounts receivable, Security Deposits, and accrued expenses and other liabilities), approximates the carrying value due to the short-term nature and characteristics of the asset or liability.

4. INCOME TAXES

Income taxes are accounted for in accordance with ASC 740, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

The Company is subject to taxation in the United States and various state jurisdictions. As of December 31, 2015, the Company is subject to examination by the tax authorities for years from inception. The provision for income taxes for the year ended December 31, 2015, consists of the following:

Income tax:	
Federal	$ 394,523
State and local	260,204
	654,727
Deferred income tax:	
Federal	(111,650)
State and local	(36,875)
	(148,525)
Valuation allowance	148,525
Total provision for income taxes	$ 654,727

The Company's effective tax rate differs from the federal statutory rate primarily as a result of the establishment of a valuation allowance against deferred tax assets.

The Company plans on utilizing approximately $1,800,000 each of federal and state net operating loss carryforwards to offset 2015 income taxes.

4. INCOME TAXES (continued)

The principal components of the Company's deferred income tax asset at December 31, 2015, consist of the following:

Deferred compensation and bonuses	$	150,433
Deferred rent		9,865
Depreciation		(11,773)
		148,525
Valuation allowance		(148,525)
Total provision for income taxes	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the period ended December 31, 2014. Such objective evidence limits the ability to consider other subjective evidence, such as projections for further growth. On the basis of the evaluation as of December 31, 2015, a valuation allowance of $148,525 has been recorded to record only the portion of the deferred tax assets that will more likely than not, be not fully realized. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence, such as projections for growth.

5. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $10,997,822 that was $10,747,822 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1 at December 31, 2015.

6. RELATED-PARTY TRANSACTIONS

Management Service Fees
According to the Management Services Agreement (the "Agreement") between the Company and China Renaissance Securities Hong Kong, Ltd., the Company shall pay China Renaissance Securities Hong Kong, Ltd., for research services provided and reimbursement of various operating expenses paid on behalf of the Company as specified according to the invoicing terms.

The Company has a receivable from affiliate of $7,382 as of December 31, 2015.

6. RELATED-PARTY TRANSACTIONS (continued)

Share Options

Employees of the Company are granted share options in the Parent. The shares are subject to a five year vesting schedule.

The Company has a payable to affiliate for $80,569 as of December 31, 2015.

7. Commitments

Operating Leases

The Company leases office space under a long-term operating lease agreement which expires December 31, 2019. The future minimum annual payment, at December 31, 2015 under this agreement is:

Year Ending December 31,		
2016	$	171,787
2017		171,787
2018		171,787
2019		171,787
	$	687,148

The Company has a security deposit of $99,869 relating to the lease.

8. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code.

9. Subsequent Events

The Company advanced the Parent $3,000,000 in January 2016.

No other events or transactions subsequent to December 31, 2015 through the date these financial statements were issued would require recognition or disclosure in these financial statements.

CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of
CHINA RENAISSANCE HOLDINGS LIMITED)
(S.E.C. I.D. No. 8-69197)

Statement of Financial Condition
And
Report of Independent Registered Public Accounting Firm

December 31, 2015

This report is deemed **PUBLIC** in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934.